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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GADZOOKS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

362553109

(CUSIP Number)

Glen J. Hettinger
1717 Main St.
Suite 2800
Dallas, TX 75201
Tel: (214) 939-5723
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 362553109	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS and I.R.S. IDENTIFICATION NO. Couchman Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   ☐

     (b)   ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER
NUMBER OF		900,000

SHARES	8	SHARED VOTING POWER
		0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		900,000
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 362553109	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS and I.R.S. IDENTIFICATION NO. Couchman Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   ☐

     (b)   ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

	7	SOLE VOTING POWER
NUMBER OF		900,000

SHARES	8	SHARED VOTING POWER
		0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		900,000
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 362553109	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS and I.R.S. IDENTIFICATION NO. Jonathan Couchman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   ☐

     (b)   ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	7	SOLE VOTING POWER
NUMBER OF		900,000

SHARES	8	SHARED VOTING POWER
		0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		900,000
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 362553109	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS and I.R.S. IDENTIFICATION NO. Gryphon Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   ☐

     (b)   ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

	7	SOLE VOTING POWER
NUMBER OF		628,600

SHARES	8	SHARED VOTING POWER

BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		628,600
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 362553109	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS and I.R.S. IDENTIFICATION NO. GSSF Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   ☐

     (b)   ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

	7	SOLE VOTING POWER
NUMBER OF

SHARES	8	SHARED VOTING POWER

BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 362553109	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS and I.R.S. IDENTIFICATION NO. Litespeed Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   ☐

     (b)   ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman

	7	SOLE VOTING POWER
NUMBER OF		432,000

SHARES	8	SHARED VOTING POWER

BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		432,000
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 25, 2004 (the “Statement”) is filed with respect to the common stock, par value $.01 per share (the “Common Stock”), of Gadzooks, Inc., a Texas corporation (the “Company”). The principal executive offices of the Company are located at 4121 International Parkway, Carrollton, Texas, 75007.

ITEM 2. IDENTITY AND BACKGROUND

     This Statement is being filed by Couchman Capital LLC, a Delaware limited liability company (“CC”); Couchman Partners, L.P., a British Virgin Islands limited partnership (“CP”); Jonathan Couchman (“JC”); Gryphon Master Fund, L.P., a Bermuda limited partnership (“Gryphon”); GSSF Master Fund, LP, a Bermuda limited partnership (“GSSF”); and Litespeed Master Fund, Ltd., a Cayman limited liability company (“Litespeed”) (collectively, the “Filing Persons”).

     CP’s principal business is investing in securities. The principal business of CC is acting as the general partner of CP. The principal occupation of Mr. Couchman is investing in securities. The principal business address of CP is c/o Hedge Fund Services (BVI) Limited, James Frett Building, PO Box 761, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The principal business address of CC and Mr. Couchman is 800 Third Avenue, 31st Floor, New York, New York 10022. Jonathan Couchman, CP, and CC are collectively referred to herein as the “Couchman Entities.” Because Jonathan Couchman is the sole member of the Management Board of CC, which in turn is the general partner of CP, the Couchman Entities may be deemed pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to be the beneficial owners of all shares of Common Stock of the Company held by CP. Jonathan Couchman is a citizen of the United States of America.

Page 8 of 15 Pages

     Gryphon is a private investment fund whose principal business address is 100 Crescent Court, Suite 490, Dallas, Texas 75201; GSSF is a private investment fund whose principal business address is 100 Crescent Court, Suite 475, Dallas, Texas 75201. The general partner of Gryphon is Gryphon Partners, L.P., a Texas limited partnership (“Gryphon Partners”), which is a private investment fund. The General Partner of Gryphon Partners is Gryphon Management Partners, L.P., a Texas limited partnership (“Gryphon Management”), which is the investment manager for Gryphon and Gryphon Partners. The general partner of Gryphon Management is Gryphon Advisors, L.L.C., a Texas limited liability company (“Gryphon Advisors”), whose sole business is to act as the investment advisor for and general partner of Gryphon Management. E.B. Lyon, IV, an individual and citizen of the United States and resident of Texas, controls Gryphon Advisors, and Mr. Lyon’s principal business is investment management. The general partner of GSSF is Gryphon Special Situations Fund, LP, a Texas limited partnership (“Gryphon Special Situations”), which is a private investment fund. The general partner of Gryphon Special Situations is GSSF Management Partners, LP, a Texas limited partnership (“GSSF Management”), which is the investment manager for GSSF and Gryphon Special Situations. The general partner of GSSF Management is GSSF, LLC, a Texas limited liability company (“GSSF, LLC”), whose sole business is to act as the investment advisor for and general partner of GSSF Management. Mr. Lyon controls GSSF, LLC. Collectively, Gryphon, Gryphon Partners, Gryphon Management, Gryphon Advisors, GSSF, Gryphon Special Situations, GSSF Management, GSSF, LLC, and Mr. Lyon are referred to as the “Gryphon Entities.” Each of Gryphon Partners, Gryphon Management, Gryphon Advisors and Mr. Lyon has the principal business address of 100 Crescent Court, Suite 490, Dallas, Texas 75201. Each of Gryphon Special Situations, GSSF Management, and GSSF, LLC has the principal business address of 100 Crescent Court, Suite 475, Dallas, Texas 75201.

     Litespeed Management L.L.C. serves as investment manager of Litespeed Master Fund, Ltd., a Cayman registered company, Litespeed Offshore Fund, Ltd., a Cayman registered company and Litespeed Partners, L.P., a Delaware registered partnership. Jamie Zimmerman is the Managing Principal, and is a citizen of the United States. Collectively, Litespeed Master Fund, Ltd., Litespeed Offshore Fund, Ltd., Litespeed Partners, L.P., and Jamie Zimmerman are referred to as the “Litespeed Entities” and their principal business address is 237 Park Avenue, suite 900, New York, New York, 10016.

     None of the Filing Persons, the Couchman Entities, Gryphon Entities, nor the Litespeed Entities has, during the past five years, been (i) convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Filing Persons acquired their shares through ordinary working capital of the Filing Person or its affiliates. No additional funds or other consideration were required.

Page 9 of 15 Pages

ITEM 4. PURPOSE OF TRANSACTION

     The Filing Persons acquired Common Stock of the Company for investment purposes. The Filing Persons may at any time increase or decrease their position in the securities of the Company. At the present time, except as described in Item 6, the Filing Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D, other than as described in Item 6.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Each of the Filing Persons hereby expressly disclaims any beneficial ownership of any such shares of Common Stock owned by each other Filing Person. Each of the Filing Persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13D shall not be deemed an admission that any such reporting person is a member of such a group.

     As of the close of business on October 21, 2004, CP beneficially owned 900,000 shares of Common Stock, constituting approximately 9.8% of the shares outstanding. As the general partner of CP, CC may be deemed to beneficially own the 900,000 shares owned by CP, constituting approximately 9.8% of the shares outstanding. As the sole member of the Management Board of CC, which in turn is the general partner of CP, Mr. Couchman may be deemed to beneficially own the 900,000 shares owned by CP, constituting approximately 9.8% of the shares outstanding. Mr. Couchman has sole voting and dispositive power with respect to the 900,000 shares owned by CP by virtue of his authority to vote and dispose of such shares. CP has neither purchased nor sold shares of the Issuer in the past sixty (60) days. No person other than the Couchman Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares. The Couchman Entities have previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule pursuant to Rule 13d-1(e).

     Gryphon directly owns 628,600 shares of the Issuer’s Common Stock reported hereby. The general partner of Gryphon is Gryphon Partners, which may be deemed to be the beneficial owner of all such shares of Common Stock owned by Gryphon. The general partner of Gryphon Partners is Gryphon Management, which may be deemed to be the beneficial owner of all such shares of Common Stock owned by Gryphon. The general partner of Gryphon Management is Gryphon Advisors, which may be deemed to be the beneficial owner of all such shares of Common Stock owned by Gryphon. E.B. Lyon, IV controls Gryphon Advisors and may be deemed to be the beneficial owner of all such shares of Common Stock owned by Gryphon. Each of Gryphon Partners, Gryphon Management, Gryphon Advisors, and Mr. Lyon disclaims any beneficial ownership of any such shares of Common Stock owned by Gryphon.

     Litespeed Management L.L.C., a Delaware registered company, is the Investment Manager for Litespeed Master Fund, Ltd., Litespeed Offshore Fund, Ltd., and Litespeed Partners, L.P. Litespeed Capital, L.L.C. is the General Partner for Litespeed Partners, L.P. Jamie Zimmerman is the sole principal for Litespeed Management L.L.C., and therefore has full control and investment discretion in respect to the shares of Common Stock beneficially owned by Litespeed Master Fund, Ltd. investors.

Page 10 of 15 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Filing Persons, certain other investors, and the Company entered into an Investment Agreement dated October 14, 2004, pursuant to which the Filing Persons and each other investor that entered into the Investment Agreement have severally agreed to backstop a rights offering to provide the funding for the Company’s Chapter 11 Reorganization plan and its exit from bankruptcy. Pursuant to the Investment Agreement, the Company expects to file a reorganization plan to be funded by a $25.0 million back-stopped rights offering to the Company’s currently existing stockholders in which such stockholders will be offered the right to purchase newly-issued shares of common stock in the reorganized company (the “New Common Stock”). The Filing Persons and each other investor that entered into the Investment Agreement have severally agreed, subject to conditions, to purchase any shares of New Common Stock issued under the reorganization plan that holders of existing common stock do not subscribe to purchase in the rights offering (the “Standby Closing”). In exchange for providing this backstop, the investors will receive warrants to purchase shares of New Common Stock of the reorganized company representing 25% of the number of shares offered in the rights offering. The Investment Agreement gives the Official Committee of the Equity Security Holders appointed by the United States Trustee in the reorganization of the Company to represent the interests of holders of equity of the Company (the “Equity Committee”), which Equity Committee members include Couchman and Gryphon, and other entities not included in this filing on Schedule 13D, the right to designate five of the seven directors of the Company prior to the Standby Closing. In connection with the Investment Agreement, Litespeed has appointed Gryphon as its irrevocable proxy to take action and make decisions on behalf of Litespeed on all matters for which a Purchaser, as that term is defined by the Investment Agreement, is entitled to consent, approve, waive, amend, modify or otherwise make decisions or take action under the Investment Agreement. The proxy will terminate automatically after the Standby Closing.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.	Joint Filing Agreement by and among Couchman Capital LLC, Couchman Partners, L.P., Jonathan Couchman, Gryphon Master Fund, L.P., GSSF Master Fund, LP, and Litespeed Master Fund, Ltd., dated as of October 25, 2004.

Page 11 of 15 Pages

2.	Investment Agreement by and among Gadzooks, Inc., Gryphon Master Fund, L.P., GSSF Master Fund, LP, Pisces Capital Management LLC, Couchman Partners, L.P., Mellon HBV Alternative Strategies, LLC, WS Ventures Management, L.P., WS Opportunity Fund, L.P., WS Opportunity Fund (Q.P.), L.P., WS Opportunity Fund International, Ltd., WS Capital Management, L.P., Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P., Walker Smith International Fund, Ltd., and Litespeed Master Fund, Ltd. dated as of October 14, 2004.

3.	Irrevocable Proxy by and between Litespeed Master Fund, Ltd. and Gryphon Master Fund, L.P. dated as of October 14, 2004.

Page 12 of 15 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2004
COUCHMAN CAPITAL LLC

	By:	/s/ Jonathan Couchman

Jonathan Couchman
Member of Management Board

COUCHMAN PARTNERS, L.P.

	By:	Couchman Capital LLC
General Partner

	By:	/s/ Jonathan Couchman

Jonathan Couchman
Member of Management Board

/s/ Jonathan Couchman JONATHAN COUCHMAN

GRYPHON MASTER FUND, L.P.

	By:	Gryphon Partners, L.P., its General Partner

	By:	Gryphon Management Partners, L.P., its General Partner

	By:	Gryphon Advisors, L.L.C., its General Partner

	By:	/s/ Warren W. Garden

Warren W. Garden, Authorized Agent

Page 13 of 15 Pages

GSSF MASTER FUND, LP

By:	Gryphon Special Situations Fund, LP, its General Partner

By:	GSSF Management Partners, LP, its General Partner

By:	GSSF, LLC, its General Partner

By:	/s/ Warren W. Garden

Warren W. Garden, Authorized Agent

LITESPEED MASTER FUND, LTD.

By:	Litespeed Management L.L.C.

By:	/s/ Jamie Zimmerman

Name	Jamie Zimmerman

Title:	Managing Partner

Page 14 of 15 Pages

INDEX OF EXHIBITS

1.	Joint Filing Agreement by and among Couchman Capital LLC, Couchman Partners, L.P., Jonathan Couchman, Gryphon Master Fund, L.P., GSSF Master Fund, LP, and Litespeed Master Fund, Ltd. dated as of October 25, 2004.

2.	Investment Agreement by and among Gadzooks, Inc., Gryphon Master Fund, L.P., GSSF Master Fund, LP, Pisces Capital Management LLC, Couchman Partners, L.P., Mellon HBV Alternative Strategies, LLC, WS Ventures Management, L.P., WS Opportunity Fund, L.P., WS Opportunity Fund (Q.P.), L.P., WS Opportunity Fund International, Ltd., WS Capital Management, L.P., Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P., Walker Smith International Fund, Ltd., and Litespeed Master Fund, Ltd. dated as of October 14, 2004.

3.	Irrevocable Proxy by and between Litespeed Master Fund, Ltd. and Gryphon Master Fund, L.P. dated as of October 14, 2004.

Page 15 of 15 Pages